October 24, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore
Rebekah Lindsey
Christine Davis

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 000-52049

Dear Mr. Gilmore:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the October 14, 2014 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 10-K”).  For your convenience, your comments are repeated below in italicized print.  The Company’s responses (the “Responses” and, each, a “Response”) are provided below each comment.  The Responses below are based solely on the inquiry that the Company has conducted and materials it has reviewed as of October 24, 2014 in response to the Staff’s comments.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 64

1.We note your response to prior  comment 1. ASC 275-10-50-18 requires disclosure of concentrations in the volume of business conducted with a particular customer and ASC 280-10-50-42 requires disclosure of the amount of revenues generated for each  customer when revenue from that customer  exceeds 10% of total revenues.  Therefore, please confirm that you will revise your future filings to provide the requested disclosure  and provide us with a draft of your proposed disclosure revisions.

October  24, 2014

Response to Comment 1:

We have reviewed the guidance set forth in ASC 280-10-50-42 and continue to believe that our customer concentration disclosures contained in our 2013 Form 10-K complied substantially with the requirements of ASC 280-10-50-42 and Items 101(c)(vii) of Regulation S-K,  however, in light of the Staff’s comment, and in order to enhance our disclosure, we will modify the comparable language in all future filings as follows:

 “Each of AT&T and Verizon Wireless accounted for more than 10% of our revenues for the three months ended September 30, 2014 and 2013. AT&T and Verizon Wireless in the aggregate accounted for XX% and XX% of our revenues for the three months ended September 30, 2014 and 2013, respectively. See “Risk Factors” for certain matters bearing risks on our future results of operations.”

In the event that either of the percentage of revenues of either of these companies substantially change with respect to each other, we will further revise our disclosure to identify the specific percentage of each of these companies individually.

*  *  *  *

In connection with our responses to the Staff’s comment, the Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

 Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Ronald J. Prague

Ronald J. Prague

Executive Vice President and General Counsel